UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63037/ October 5, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14032

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In the Matter of

:

AMERICA FIRST ASSOCIATES CORP.,   :
AMERICAN ECO CORP.,   :   ORDER MAKING FINDINGS AND
AMERICAN INCOME 2 LP,   :   AND REVOKING REGISTRA-
AMERICAN INCOME 3 LP,   :   TIONS BY DEFAULT
AMERICAN INTERNATIONAL ASSETS, INC., :
AMERICAN LEASING INVESTORS V-C,   :
AMERICAN SENSORS, INC., and   :
AMERICANA HOTELS & REALTY CORP.   :

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 7, 2010, alleging that eight Respondents failed to comply with Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. All Respondents were served with the OIP by September 15, 2010. See 17 C.F.R. §§ 201.141(a)(2)(ii), (iv). All Respondents are in default because they did not file an Answer, participate in the telephonic prehearing conference on September 30, 2010, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Law

America First Associates Corp. (America First), Central Index Key (CIK) No. 1084203, is a void Delaware corporation located in Stewart Manor, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). America First is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended June 30, 2004, which reported a net loss of $169,921 for the prior three months.

American Eco Corp. (American Eco), CIK No. 868076, is an Ontario, Canada, corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Eco is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 29, 2000, which reported a net loss of over $4.2 million for the prior three months. American Eco is also delinquent in its filings with the Ontario Securities Commission. On August 4, 2000, American Eco filed a Chapter 11 petition in the U. S. Bankruptcy Court for the District of Delaware, which was converted to Chapter 7, and terminated on September 13, 2007. As of August 30, 2010, American Eco's stock, symbol ECGOQ, was traded on the over-the-counter markets.

American Income 2 LP (American Income 2), CIK No. 742102, is a canceled Massachusetts limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Income 2 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1995.

American Income 3 LP (American Income 3), CIK No. 742103, is a canceled Massachusetts limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Income 3 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1995, which reported a net loss of $150,737 for the period January 1 to June 30, 1994.

American International Assets, Inc. (American International), CIK No. 862024, is an expired Utah corporation located in Flushing, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of $157,412 for the prior nine months.

American Leasing Investors V-C (American Leasing), CIK No. 710155, is a canceled California limited partnership located in Greenwich, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Leasing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995.

American Sensors, Inc. (American Sensors), CIK 912090, is an Ontario, Canada, corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). American Sensors is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 1996, which reported a net loss of $11,052,000, for the prior twelve months.

Americana Hotels & Realty Corp. (Americana Hotels), CIK No. 356959, is a dissolved Maryland corporation located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Americana Hotels is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1998.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. America First, American Eco, American Income 2, American Income 3, American International, American Leasing, American Sensors, and Americana Hotels have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Sanction and Order

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of America First, American Eco, American Income 2, American Income 3, American International, American Leasing, American Sensors, and Americana Hotels is both necessary and appropriate for the protection of investors.

I ORDER, pursuant to Section 12(j) of the Exchange Act, that the registration of each class of registered securities of America First Associates Corp., American Eco Corp., American Income 2 LP, American Income 3 LP, American International Assets, Inc., American Leasing Investors V-C, American Sensors Inc., and Americana Hotels & Realty Corp. is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge